UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064) and on Form F-3 (File No. 333-265132), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Issuance of Ordinary Shares

On June 9, 2022, the Company issued 428,572 Ordinary Shares to Lincoln Park Capital Fund, LLC (“LPC”), pursuant to the terms of the Company’s previously announced Purchase Agreement with LPC dated June 7, 2022 (the “Purchase Agreement”), pursuant to which the Company may elect to sell to LPC up to $40,000,000 in American Depositary Shares of the Company (the “ADSs”), with each ADS representing one (1) Ordinary Share. The 428,572 Ordinary Shares were issued as payment of a commitment fee of $1,200,000 payable to LPC under the terms of the Purchase Agreement. In connection with the issuance of the Ordinary Shares to LPC, the Company registered an aggregate share capital increase of nominal DKK 428,572 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 23,816,430 through the issuance of such 428,572 Ordinary Shares.

Warrant Grants

On June 14, 2022, the Company’s board of directors granted an aggregate of 65,000 warrants (the “Warrants”) to certain employees of the Company. In connection with the grant of the Warrants, the Company amended its Articles of Association to provide for the grant thereof. Each Warrant confers the right to subscribe for one ordinary share of the Company at an exercise price equal to US $1.83 per share, converted into DKK using the official exchange rate between DKK and USD on the date of exercise. The Warrants were issued on the terms and conditions set out in Appendix 5 of the Company’s Articles of Association. 10,000 warrants vest with 1/36 per month from February 1, 2022, 10,000 warrants vest with 1/36 per month from April 1, 2022 and 45,000 warrants vest with 1/36 per month from June 1, 2022.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 814,254 ordinary shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Closing of Warrant Exercise Window

On June 14, 2022, an exercise window closed for outstanding warrants of Evaxion Biotech A/S (the “Company”), exercisable for the Company’s ordinary shares, nominal value DKK 1. In connection with the exercises of certain of such warrants during this exercise window, the Company registered aggregate share capital increases of nominal DKK 147,242 with the Danish Business Authority, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 23,833,694 through the issuance of such 147,242 Ordinary Shares against aggregate cash consideration of DKK 147,242 (or approximately USD $20,627, based on the DKK-USD exchange rate on June 14, 2022).

The Company’s Articles of Association were amended to reflect these issuances of these ordinary shares and warrants and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: June 21, 2022	By:	/s/ Lori Hollander
Lori Hollander Vice President, Financial Planning & Analysis